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www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0453 Fax

April 27, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Institutional Fund Trust (the “Fund”)

(File No. 2-89729; 811-03980)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class H and Class L shares of the Balanced, Core Fixed Income, Core Plus Fixed Income, Limited Duration and Mid Cap Growth Portfolios (the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on March 1, 2012.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe any necessary changes made to the registration statement in response to the Staff’s comments and provide responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 104 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 27, 2012.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.          Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 2.          The Fund has reviewed the risk disclosure in the Prospectuses and believes that the sections entitled “Portfolio Summar[ies]—Principal Risks,” “Details of the Portfolio[s]” and “Additional Information about the Portfolio[s’] Investment Strategies and Risks,” as applicable, currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest. Thus, the Fund believes that additional disclosure is not necessary.

Comment 3.          Please supplementally confirm that the Fund has considered whether each Portfolio’s use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 3.          We confirm that the Fund has considered and determined that each Portfolio’s use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 4.          Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 4.          The font size complies with the requirements of Rule 420.

Comment 5.          Please include the “Acquired Fund Fees and Expenses” line item in the Annual Fund Operating Expenses tables, if appropriate.

Response 5.          This line item is not applicable to the Portfolios at this time.

Comment 6.          Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 6.          There is currently no provision for the recoupment or recapture of waived fees.

COMMENTS TO THE FIXED INCOME PORTFOLIOS PROSPECTUS

Comment 7.          With respect to the Core Fixed Income Portfolio, the disclosure in footnote * to the Annual Portfolio Operating Expenses table describing the waiver states that the Adviser is waiving all or a portion of the Portfolio’s advisory fees or other expenses, excluding certain investment related expenses, please supplementally (i) confirm whether the Portfolio has incurred any excluded expenses, and if so, (ii) explain which investment related expenses are excluded.

Response 7.          The Portfolio has not incurred certain investment related expenses that are excluded from the expense cap.

Comment 8.          The disclosure in the first paragraph of the section entitled “Portfolio Summary—Core Fixed Income Portfolio—Principal Investment Strategies” indicates that under normal circumstances, at least 80% of the Portfolio’s assets will be invested in fixed income securities.  Please confirm whether the Portfolio’s fixed income investments include preferred securities and,  if so, please disclose this in the “Principal Investment Strategies” section.

Response 8.          The Portfolio’s fixed income investments may include preferred securities.  The Portfolio does not, however, principally invest in preferred securities.  Therefore, we respectfully acknowledge your comment; however, we do not believe additional disclosure in the “Principal Investment Strategies” section is necessary.

Comment 9.          The disclosure in the last sentence of the first paragraph of the section entitled “Portfolio Summary—Limited Duration Portfolio—Principal Investment Strategies” states that “[t]he Portfolio will ordinarily seek to maintain an average duration similar to that of the Barclays Capital 1-3 Year U.S. Government/Credit Index, which generally ranges between zero and three years.”  Please supplementally explain whether a change in the duration of the Barclays Capital 1-3 Year U.S. Government/Credit Index would affect the name of the Portfolio.

Response 9.          Pursuant to Question 12 of the “Frequently Asked Questions about Rule 35d-1” as prepared by the staff of the Commission (“Question 12”), a fund that uses a name suggesting that its bond portfolio has a particular duration, such as the Portfolio, may use any reasonable definition of the terms used, and should explain its definition in its discussion of its investment objectives and strategies in the fund’s prospectus.  In developing a definition of a term that suggests a particular portfolio duration, a fund should consider all pertinent references, including, for example, classifications used by mutual fund rating organizations, definitions used in financial publications, and industry indices.  Accordingly, the Portfolio currently uses the Barclays Capital 1-3 Year U.S. Government/Credit Index to help provide guidance as to the meaning of its name.  In the event the Barclays Capital 1-3 Year U.S. Government/Credit Index no longer provides a reasonable definition of the term used in the Portfolio’s name, the Portfolio would consider any action necessary to maintain compliance with Rule 35d-1.

Comment 10.        In the third paragraph of the section entitled “Details of the Portfolio—Approach,” please include a statement that Rule 144A securities may become illiquid if qualified institutional buyers are not interested in acquiring such securities.

Response 10.        We respectfully acknowledge your comment; however, we believe the current disclosure is adequate.

Comment 11.        Please reconcile the following disclosure located in the section of the Prospectus entitled “Additional Information about the Portfolios’ Investment Strategies and Related Risks—Public Bank Loans”: (1) “Public bank loans are not registered under the Securities Act of 1933 and are not publicly traded” (Emphasis added) and (2) “The secondary market for bank loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods” (Emphasis added).

Response 11.        We respectfully acknowledge your comment; however, we do not believe the current disclosure is inconsistent.  While public bank loans are not publicly traded on an exchange (such as the New York Stock Exchange), after the initial issuance, investors can purchase public bank loans from other investors in the secondary market.

Comment 12.        The third sentence of the second paragraph under the section entitled “Redeeming Shares—General” states that “[i]f requested, we will pay a portion of your redemption(s) in cash (during any 90 day period) up to the lesser of $250,000 or 1% of the net assets of the Portfolio at the beginning of such period.”  Please confirm whether the Fund has filed with the Commission a notification of election on Form N-18F-1 committing itself to pay such redemption proceeds in cash.

Response 12.        We hereby confirm that the Fund has filed a notification of election on Form N-18F-1 (File No. 81-103980, October 17, 1984).

COMMENTS TO THE MID CAP GROWTH PORTFOLIO PROSPECTUS

Comment 13.        The disclosure in the first paragraph of the section of the entitled “Portfolio Summary—Principal Investment Strategies” states that the Adviser “…seeks to invest in high quality companies...” (Emphasis added). Please explain supplementally what is meant by the underlined phrase.

Response 13.        In selecting high quality companies for inclusion in the Portfolio, the Adviser typically favors companies with rising returns on invested capital, above average business visibility, strong free cash flow generation and an attractive risk/reward.  In addition, the Adviser seeks to invest in companies that it believes exhibit sustainable competitive advantages and have the ability to deploy capital at high rates of return.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•              the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss